UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 1 December, 2008

ASX & MEDIA RELEASE
1 DECEMBER, 2008

MARSHALL EDWARDS, INC. FILES IND APPLICATION FOR TRIPHENDIOL

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (Nasdaq: MSHL) has just made the following announcement.

New Canaan, CT, 1 December, 2008 – Marshall Edwards, Inc. today announced that it has filed an application with the United States Food and Drug Administration for an Investigative New Drug (IND) approval to undertake clinical studies with triphendiol as a chemosensitising agent in combination with gemcitabine.  The IND application is to enable a Phase Ib study of triphendiol in combination with gemcitabine in patients with unresectable, locally advanced or metastatic pancreatic and bile duct cancers.

About Triphendiol

Triphendiol (NV-196) is an investigational drug in the Marshall Edwards, Inc., oncology drug pipeline, currently being developed as an orally-delivered chemosensitising agent, intended for use in conjunction with standard chemotoxic anti-cancer drugs for the treatment of late stage pancreatic cancer, cholangiocarcinoma, and melanoma.  Triphendiol was granted orphan drug status by the US Food and Drug Administration for pancreatic cancer and cholangiocarcinoma in January, 2008 and for treatment of stage IIb-IV malignant melanoma in February, 2008.
Triphendiol is broadly cytostatic and cytotoxic against most forms of human cancer cells in vitro, and has been shown to cause cell cycle arrest (or stop cells increasing in number) and to induce apoptosis (or initiate programmed cell death) in various cancer cell lines.  Biological studies suggest a mechanism of cytotoxicity that involves mitochondrial depolarisation and downregulation of XIAP.  It exhibits high selectivity, little effect on non-tumour cells and no observable toxicity in animals at therapeutically effective doses.  In human studies conducted in Australia, no adverse events or side effects have been reported when administered to volunteers.

About Marshall Edwards, Inc:

Marshall Edwards, Inc. (NASDAQ: MSHL) is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform, which has generated a number of novel compounds characterised by broad ranging activity against a range of cancer cell types with few side effects.  The combination of anti-tumour cell activity and low toxicity is believed to be a result of the ability of these compounds to target an enzyme present in the cell membrane of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell.  Marshall Edwards, Inc. has licensed rights from Novogen Limited (ASX: NRT NASDAQ: NVGN) to bring three oncology drugs – phenoxodiol, triphendiol and NV-143 – to market globally.  The Company's lead investigational drug, phenoxodiol, is in a Phase III multinational multi-centred clinical trial for patients with recurrent ovarian cancer.  More information on the trial can be found at http://www.OVATUREtrial.com.

Marshall Edwards, Inc. is majority owned by Novogen (ASX: NRT, NASDAQ: NVGN), an Australian biotechnology company that is specialising in the development of therapeutics based on a flavonoid technology platform.  Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.  More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com  and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.